FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  August 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel, on October 5, 2006 at 5:00 p.m. local time.

At the Special Meeting, shareholders will be asked to consider and vote on the two matters listed in the enclosed Notice of Special Meeting of Shareholders.  These matters relate to cash remuneration arrangements, respectively, for Teva`s Chairman of the Board, Mr. Eli Hurvitz, and Teva`s Vice Chairman of the Board, Dr. Phillip Frost.

Mr. Hurvitz and Dr. Frost have each made extraordinary contributions to the growth and development of Teva and Ivax, respectively.  To help insure that the now combined company will continue to be able to draw upon their many years of experience in our industry, their insights and their strategic vision, and to compensate them appropriately for their extensive efforts for Teva and on its behalf, Teva`s compensation committee, audit committee and Board of Directors approved the proposed remuneration arrangements for Mr. Hurvitz and Dr. Frost.

Under the provisions of Israeli law, all compensation arrangements for members of the Board of Directors must be submitted for approval by the shareholders of the Company.  Teva`s Board of Directors recommends a vote FOR each of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented.  Holders of Teva ADRs will receive voting instruction cards from The Bank of New York, the depositary of the ADRs, which will enable them to instruct The Bank of New York on how to vote the Teva ordinary shares represented by their ADRs with regard to the proposals listed in the Notice.  Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.

Corporate Secretary

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Special Meeting of Shareholders

Notice is hereby given that the Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on October 5, 2006 at 5:00 p.m. local time.

The agenda for the Special Meeting is to adopt the following resolutions:

1. To approve the remuneration of Mr. Eli Hurvitz in his capacity as Chairman of the Board of Teva, in an amount of the NIS equivalent of $300,000 per annum plus VAT, to be adjusted by the increase of the Israeli Consumer Price Index, together with an office and secretarial and car services.  Such remuneration is to be effective as of July 3, 2006, the date of its approval by Teva`s Board of Directors.

2. To approve the remuneration of Dr. Phillip Frost in his capacity as Vice Chairman of the Board of Teva and Chairman of the Board's Science and Technology Committee, in an amount of the NIS equivalent of $275,000 per annum plus VAT, to be adjusted by the increase of the Israeli Consumer Price Index.  Such remuneration is to be effective as of July 3, 2006, the date of its approval by Teva`s Board of Directors.

Only shareholders of record at the close of business on August 29, 2006 will be entitled to notice of, and to vote at, the Special Meeting, and any adjournments or postponements thereof.  Should no legal quorum be present one half hour after the time set for the Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.

Corporate Secretary

Dated: August 24, 2006

The Meeting

The Special Meeting of Shareholders of the Company will be held at the Company`s executive offices at 5 Basel Street, Petach Tikva, Israel on October 5, 2006 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 29, 2006 will be entitled to notice of, and to vote at, the Special Meeting, and any adjournments or postponements thereof.  At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Special Meeting.

Quorum and Voting Procedure

At least two shareholders who are present at the Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company are necessary to constitute a legal quorum.

The affirmative vote of the holders of a majority of the shares participating at the Special Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals.

Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company`s American Depositary Receipts ("ADRs"), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions.  If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports.  This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household.  The Company will promptly deliver a separate copy to you if you write to or call the Company at the following address or phone number:  Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7554, Attn: Investor Relations.  If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone number.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders.  The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners.  The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $6,500, plus reimbursable expenses.  In addition to solicitation by mail, certain of the Company`s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

The Proposals

Israel Law Requirement for Shareholder Approval.  Under the provisions of Israeli law, compensation arrangements for members of the Board of Directors must be submitted for approval by the shareholders of the Company.  These Israeli law requirements are stricter than the legal requirements for U.S. companies, which generally do not require shareholder approval of remuneration of the type contemplated by the proposals, which do not involve the grant of any equity or equity-based compensation.

Teva`s Board of Directors recommends a vote FOR each of the proposals.

Proposal 1:  APPROVAL OF REMUNERATION FOR MR. HURVITZ

Teva's compensation committee, audit committee and Board of Directors have approved, and each recommends that shareholders approve, the following remuneration for Mr. Eli Hurvitz as Chairman of the Board of Teva: cash remuneration in an amount of the NIS equivalent of $300,000 per annum plus VAT (as converted from USD to NIS under the representative exchange rate on the date of the approval of these remuneration arrangements by the Board of Directors of Teva on July 3, 2006), to be adjusted from time to time by the increase of the Israeli Consumer Price Index.  Teva will also continue to provide Mr. Hurvitz with an office and with secretarial and car services and will, in accordance with the Company`s Articles of Association, also reimburse him for other reasonable and necessary business expenses incurred in the course of his service to the Company.  Such remuneration shall be effective as of July 3, 2006, the date of the approval by Teva`s Board of Directors.  Such remuneration will be in lieu of any other standard annual or per meeting fees payable to members of Teva`s Board of Directors.

Mr. Hurvitz has served as Chairman of the Board of Teva since April 2002 and, since that date, has continued to serve as an employee of Teva, following his retirement as President and Chief Executive Officer, under an employment agreement which will terminate concurrently with the effectiveness of these new arrangements.  Mr. Hurvitz previously served as Teva`s President and Chief Executive Officer for over 25 years and had been employed at Teva for over forty years.

In his capacity as Chairman of the Board of Teva, Mr. Hurvitz will continue to contribute to Teva from his experience in, and knowledge of Teva and the pharmaceutical industry in general.  His role will include the further establishment of the global strategy of Teva, and the coordination of the activities of the boards of directors of Teva's significant subsidiaries, as well as other responsibilities as are assigned to his position under applicable law and by the Board of Directors from time to time.

Proposal 2:  APPROVAL OF REMUNERATION FOR DR. FROST

Teva's compensation committee, audit committee and Board of Directors have approved, and each recommends that shareholders approve, the following remuneration for Dr. Phillip Frost in his capacity as Vice Chairman of the Board of Teva and Chairman of Teva`s Science and Technology Committee:  cash remuneration in an amount of the NIS equivalent of $275,000 per annum plus VAT (as converted from USD to NIS under the representative exchange rate on the date of the approval of these remuneration arrangements by the Board of Directors of Teva on July 3, 2006), to be adjusted from time to time by the increase of the Israeli Consumer Price Index.  Dr. Frost shall also be entitled to reimbursement for reasonable and necessary business expenses incurred in the course of his service to the Company, in accordance with the Company`s Articles of Association.  Such remuneration shall be effective as of July 3, 2006, the date of the approval by Teva`s Board of Directors.  Such remuneration will be in lieu of any other standard annual or per meeting fees payable to members of Teva`s Board of Directors.

Dr. Frost has served as Vice Chairman of the Board of Teva since the completion of the Ivax acquisition in January 2006 and as Chief Executive Officer of Ivax since 1987 until his recent retirement.  He previously served as Chairman of the Board of Ivax from 1987 until January 2006 and as President of Ivax from 1991 until 1995.

In his capacity as Vice Chairman of the Board and Chairman of the Board's Science and Technology Committee, Dr. Frost will continue to contribute to Teva from his experience in, and knowledge of the pharmaceutical industry, including his role in making Ivax into a leading multinational generic pharmaceutical company, and will focus his abilities and skills to provide an advantage to Teva in the development of new and existing markets. Dr. Frost will also have such other responsibilities as are assigned to his position under applicable law and by the Board of Directors from time to time.

The following notice is a translation from Hebrew of the notice published in two daily Israeli newspapers on August 24, 2006 (the original Hebrew wording is binding)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Special Meeting of Shareholders

In accordance with the Israeli Companies Regulations (Notice of Shareholders Meeting and Meetings of a Class of Shareholders In Public Companies), 5760 - 2000, notice is hereby given that a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on October 5, 2006 at 5:00 p.m. Israel time.

The Agenda for the Special Meeting Will Include the Following Resolutions:

1.                  To approve the remuneration of Mr. Eli Hurvitz in his capacity as Chairman of the Board of Teva, in an amount of the NIS equivalent of $300,000 per annum plus VAT, to be adjusted by the increase of the Israeli Consumer Price Index, together with an office and secretarial and car services. Such remuneration is to be effective as of July 3, 2006, the date of its approval by Teva`s Board of Directors.

2.                  To approve the remuneration of Dr. Phillip Frost in his capacity as Vice Chairman of the Board of Teva and Chairman of the Board's Science and Technology Committee, in an amount of the NIS equivalent of $275,000 per annum plus VAT, to be adjusted by the increase of the Israeli Consumer Price Index. Such remuneration is to be effective as of July 3, 2006, the date of its approval by Teva`s Board of Directors.

Record Date; Shareholders Entitled to Vote

The record date determining the entitlement of shareholders to participate and vote in the Special Meeting is August 29, 2006 (hereinafter, the "Record Date"). Only persons who are shareholders at the end of the business day on the Record Date will be entitled to participate at this Special Meeting, and at any adjournments or postponements thereof and to vote at the meeting in person, or by voting card or by representative appointed by a deed of appointment, that will be deposited at the offices of the Company until October 3, 2006 at 9:00 a.m. Israel time, subject to confirmation of ownership of the shares on the Record Date in accordance with the applicable law.

Each issued and outstanding ordinary share, par value NIS 0.1 per share, will entitle its owner to one vote on all matters properly submitted at the Special Meeting.

Should no legal quorum be present one half hour after the time set for the Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

Quorum and Majority Required for Resolution

At least two shareholders who are present at the Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company are necessary to constitute a legal quorum.

The affirmative vote of the holders of a majority of the shares participating at the Special Meeting, in person or by voting card or by representative appointed by deed of appointment, is required to adopt each of the proposals.

Voting by Way of Voting Card

Shareholders may vote in regards to any of the two Resolutions on the meeting`s agenda by way of a voting card. A copy of the voting card and position notice with respect to the above meeting may be found at the distribution website of Israeli Securities Authority at www.magna.isa.gov.il and at the website of the Tel Aviv Stock Exchangewww.tase.co.il. A shareholder may address the Company directly in order to receive a copy of the voting card and position notice. Any member of the Tel Aviv Stock Exchange (hereinafter "TASE") will send, free of charge, by e-mail, a link to the copy of the voting card and proxy statement located on the distribution site to any shareholder not registered in the register of shareholders but who is registered with the member of the TASE, if the shareholder gave notice that he is interested in such, provided that the notice was given with regards to a specific securities account and prior to the Record Date. The vote by voting cards will be made by completion of the second part of the voting card, as published at the aforementioned distribution website.

The final date to submit a voting card to the Company is October 3, 2006 at 9:00 a.m. Israel time.

A shareholder whose shares are registered with a member of the TASE is entitled to receive the confirmation of ownership of its shares from the member of the TASE through which he holds the shares at the offices of the member of the TASE or via mail to his address (for a shipping charge only) if the shareholder so requests, provided that the request will be given ahead of time to a specific shares account, prior to the Record Date.

The final date to submit a position notice to the Company is September 8, 2006.

Additional information regarding the resolutions is available at the Corporate Secretariat (5 Basel Street, Petach Tikva) during regular business hours (tel. 972-3-9267513).

By Order of the Board of Directors,

Teva Pharmaceutical Industries Limited

August 24, 2006

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 24, 2006